Bylaws of

Great Lakes Cooperative

As adopted by the board on October 18, 2001

Table of Contents

1. Members

1.1 Convening member meetings.

A. **The annual meeting** of the members will be held within 180 days after the end of each fiscal year. The board will set the time and place of each annual meeting.

B. **Special member meetings** may be called by the board at any time. At the next board meeting after the receipt of a written demand of 20% of the voting members for a special member meeting, the board shall call a special member meeting and set the time and place of that meeting.

C. **Closing of transfer books.** The voting members of record according to the member record books on the date notice is given of any meeting will be the members entitled to notice of and to vote at that meeting.

D. **Notice of meetings.** The secretary will cause notice of the time and place of each member meeting to be given through one of the following methods: (1) by mailing a notice to the voting members; or (2) by publishing a notice in a regular publication of general circulation among the members or in a newspaper of general circulation published at the cooperative's principal place of business. This mailing or publication will occur at least ten days before the meeting date. Each notice will contain a description of all of the motions that will be considered at the meeting and a list of all of the candidates who are running for director positions.

1.2 Conduct of member meetings.

A. **Quorum.** Unless a different quorum is required by law, 10% of the voting members will constitute a quorum at any member meeting. Absentee ballots will be counted in determining a quorum on the matters covered by the absentee ballots.

B. **Resolutions to be considered.** The board may make a resolution to be considered by the members by passing a board resolution. Any two voting members may make a resolution to be considered by the members by filing a letter containing the resolution with the secretary or

general manager at least twenty-one days before the member meeting. All resolutions to be considered at a member meeting will be included in the notice of that meeting. "Resolution" means a primary motion constituting a substantive issue on which the Members may take action. Motions to amend a resolution and other motions relating to a resolution do not have to be filed prior to the member meeting.

C. **Rules of order.** Meetings will be conducted pursuant to these Bylaws. Roberts Rules of Order will be followed on issues not addressed in these Bylaws.

D. **Absentee ballots.** The board will determine the issues on which the voting members may cast absentee ballots, and the procedures to be followed by members in casting those ballots.

E. **Action by members.** The affirmative vote of a majority of the voting members represented at a meeting at which a quorum is present will be the act of the members (unless a different vote is required by law).

F. **Adjourning a member meeting.** A member meeting can be adjourned by the affirmative vote of the majority of voting members present at the meeting. At a reconvened meeting where a quorum is represented, any business may be transacted which might have been transacted at the meeting for which the members were originally notified.

1.3 Subscriptions. The deferred portion of the patronage refunds for the 2002, 2003, and 2004 years will be applied towards each subscription arising out of the 2001 merger until the subscription is paid in full. If this does not result in the full payment of the subscription, then the subscriber will be offered the opportunity to pay the remaining balance in cash. If this payment is not received within 60 days after the cooperative requests it, then the subscription will be cancelled and the cooperative will send the subscriber a check for the subscription credit. The cooperative will not accept other subscriptions in the future.

1.4 Transfer between membership classes. If the board determines that a voting member is no longer eligible to be a voting member, then the board may reclassify the member as a nonvoting member. In such a case, the cooperative will cancel the member's share of Class A Common Stock and issue to the member a share of Class B Common Stock. If the board determines that a nonvoting member is eligible to be a voting member, then the board may reclassify the member as a voting member. In such a case, the cooperative will cancel the member's share of Class B Common Stock and issue to the member a share of Class A Common Stock.

2. Directors

Part A: General Provisions

2.1 General powers. The board will be responsible for setting the policies under which the cooperative will operate. All corporate powers will be exercised by or under the authority of the board, except as expressly provided in the Articles of Incorporation or these Bylaws.

2.2 Election of directors.

A. Nominating committee. Prior to each annual member meeting, the board will appoint a nominating committee composed of voting members, and instruct this committee to nominate one or more candidates for each of the election contests to held at the meeting. The candidates in each election contest will include candidates from the same general region. If positions with different terms are being filled, then the nominating committee will determine the term for the winner of each contest. To become a candidate, the person nominated must also declare his or her willingness to serve as a director. The nominating committee will submit its report to the board at least 60 days before the annual meeting. The nominating committee will also assign members nominated under this subsection B to an election contest. All actions of the nominating committee will be in the form of recommendations to the board, who will have final authority over nominations and election contests. The names of the candidates nominated approved by the board will be posted at all of the cooperative's offices.

B. Other nominations. Any two voting members may nominate another voting member as a candidate for a director position by filing a nomination letter. To become a candidate, the person nominated must also declare his or her willingness to serve as a director. The nominations and the declaration of willingness must be given to the secretary or general manager at least twenty-one days before the annual member meeting.

C. Conduct of elections. There will be one election contest for each of the positions being elected at the meeting. Each voting member can vote in all of the election contests, and cast as many votes as there are directors being elected, but a member cannot cast more than one vote in any election contest. The candidate receiving the most votes in each election contest is elected (even if a candidate does not receive a majority of the votes cast).

2.3 Committees. The president may designate committees from among the directors, and specify the duties of each committee.

2.4 Limitation on consecutive terms. A director who has served five full three year terms in succession is not eligible to be elected as a director until he has been off of the board for at least one year.

2.5 Associate directors. The board may appoint associate directors. An associate director will serve a one year term, but may be reappointed to serve additional terms. An associate director may participate in board discussions and may serve on board committees, except that the board may exclude associate members from any meeting. An associate director will not make or second motions or vote at board meetings.

Part B: Board Meetings

2.6 Convening board meetings.

A. **The annual meeting** of the board will be held within 30 days after the annual meeting of the members. At this meeting the board will elect officers and set the time and place for the regular board meetings for the upcoming year.

B. **Special meetings.** The president or the vice-president may call special board meetings. Any three directors may call a special board meeting. The person or people calling the meeting will set the time and place for the meeting.

C. **Notice of meetings.**

(1) **Meetings called by the board.** The setting of a meeting at a board meeting will serve as notice of those meetings to those directors in attendance. The general manager will notify any absent director of any scheduled meeting within seven days after it is scheduled.

(2) **Other meetings.** The person or people calling a special meeting will give all of the other directors notice of the meeting either by mailing a notice at least three days before the meeting or talking to them at least twenty-four hours before the meeting.

(3) **Notice need not include purpose of the meeting.** Neither the business to be transacted at, nor the purpose of, any regular or special meeting of directors need be specified in the notice or waiver of notice of the meeting.

(4) **Waiver of notice.** Whenever any notice is required to be given to a director, a waiver of notice signed by that director will be treated as the equivalent to the giving of the notice. The attendance of a director at a meeting will constitute a waiver of notice of the meeting, except where a director attends a meeting for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

2.7 Conduct of board meetings.

A. Quorum. A majority of the directors serving at the time will constitute a quorum for the transaction of business at any board meeting. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

B. Manner of acting. The affirmative vote of a majority of the directors serving at the time will constitute the action of the board. The person chairing a meeting will have full voting rights, but may not make or second motions.

C. Action by directors without a meeting. Any action required to be taken at a meeting of the directors may be taken without a meeting if a consent in writing setting forth the action taken is signed by all of the directors. This consent will have the same effect as a unanimous vote.

D. Presumption of assent. A director who is present at a meeting of the board at which a vote is taken will be presumed to have assented to the vote unless the director votes against the resolution and asks the secretary of the meeting to note his or her dissent in the minutes.

E. Telephone attendance. Any director who is unable to attend a meeting in person may attend all or part of the meeting by telephone if the necessary arrangements can be made so that all of the directors can hear each other during the meeting.

2.8 Conflicting interests. A director who has a conflicting interest regarding any issue before the board will disclose that conflicting interest to the other directors, and refrain from voting on that issue. The fact that a director sells grain or buys the products sold by the cooperative will not be treated as a conflict of interest. A director with a conflicting interest will be counted in determining whether a quorum is present on that issue.

Part C: Officers

2.9 Selection, tenure and qualifications. The cooperative will have a president, a vice-president, and a secretary. The board may also select such other officers and assistant officers as it deems appropriate. The officers for the upcoming year will be selected at the annual board meeting. Only directors will be eligible to serve as officers. An officer will serve until a successor is elected and appointed.

2.10 Vacancies. An officer may resign at any time. An officer who is no longer serving as a director must resign as an officer. The board may remove any officer whenever, in its judgment, the best interest of the cooperative will be served by removal. The board may fill any vacancy of any office for the unexpired portion of the term, or the board may leave an office vacant until the next annual director meeting.

2.11 Duties of officers. Each officer will perform the duties that are customarily performed by the person holding that office, except to the extent that these customary duties are modified by these Bylaws or by board resolution. In addition, each officer other than the president will perform those duties specified by the president, provided that those duties are not in conflict with the explicit directions of these Bylaws or a board resolution.

A. President. The president will chair all board and committee meetings at which he or she is present. The president will supervise all other officers.

B. Vice-president. The vice-president will serve as president in the president's absence.

C. Secretary. The secretary will prepare or monitor the preparation of the minutes of all board and committee meetings.

3. Members' Equity

Part A: Patronage Distributions

3.1 Allocation of savings. At the end of each fiscal year, the board will make an initial allocation of the cooperative's net savings as follows:

A. Provide reserves. Provide a reasonable reserve for depreciation, obsolescence, bad debts, contingent losses, and contingent expenses.

B. Retained savings. Increase retained savings to the extent determined by the board to be necessary based on its evaluation of the future needs and competitive position of the cooperative. At least 10% of the remaining earnings must be added to retained savings until retained savings equals 30% of the Base Pool.

(1) **Minimum addition to retained savings.** At least 10% of the remaining earnings must be added to retained savings until retained savings equals 30% of the Base Pool.

(2) **"Base Pool"** means the total of the cooperative's outstanding Common Stock and Preferred Stock, plus the cooperative's investment in other organizations received as patronage refunds, plus the amount the cooperative has ever earned from nonmember business.

C. Allocation to members. The remaining net savings will be allocated to each member in proportion to the business the member did with the cooperative during the preceding fiscal year. The net savings may be separately calculated for two or more categories of business, and allocated to the members on the basis of business done within each of these categories. The cooperative will have an unconditional binding obligation to distribute to the members

all net savings attributable to member business which remain after the allocations described in subsections A and B.

3.2 Cash refunds. If an application has been made in a prior fiscal year for the redemption of the equity of a deceased person, and this equity has not been redeemed, then the cooperative may not pay more than 20% of the patronage refund in cash. Otherwise, the board will determine the portion that is paid in cash, provided that at least 20% of any qualified patronage refunds must be paid in cash.

3.3 Application of savings to subscriptions. Until a member has a fully paid share of common stock, the portion of each patronage refund that is not paid in cash will be applied towards the member's subscription for a share of Common Stock. To the extent possible, the patronage that would have been awarded as Class C Preferred Stock will be used to pay the subscription.

3.4 Distribution to members. The board will determine the class or classes of Preferred Stock to be distributed as patronage refunds each year. Deferred patronage refunds will be issued as either Class C or Class D Preferred Stock. The total amount awarded to the members in the form of Class D Preferred Stock will not exceed the total amount of deferred patronage refunds received by the cooperative from regional co-ops during the fiscal year. A deferred patronage refund can be issued as either a qualified written notice of allocation or as a nonqualified written notice of allocation, as defined in Internal Revenue Code section 1388. The determination by the board of the method of distribution will convert the revolving fund interests into the class or classes of Preferred Stock specified by the board. If the board does not decide the method of distribution within six months after the end of a fiscal year, then the net savings will automatically be distributable 30% in cash and the remainder in the form of Class C Preferred Stock.

3.5 Losses. A loss within an allocation department may be used to reduce the net savings of the allocation department(s) with a current year net saving, may be charged to retained savings, carried forward or back, or allocated to the members, all within the discretion of the board. A loss that is carried forward may be used to reduce the net savings of the same allocation department in the future year or may be used to reduce the net savings of different allocation departments in the future year. If a loss in one department is used to reduce the net savings of another department, then the cooperative will give the members the notice required by Internal Revenue Code section 1388(j). The board will determine the manner of distributing losses, which may include cancellation of a portion of one or more classes of Preferred Stock or the establishment of a negative equity account against which future patronage refunds will be applied for members with inadequate stock to absorb their portion of the losses.

Part B: Redemption of Stock

3.6 Determination of redemption amount. At least once during each fiscal year, the board will determine the amount of cash that the cooperative can use to redeem its stock. This cash will be used to redeem stock pursuant to the redemption plans described in this Part B.

3.7 Redemptions from deceased stockholders. The cooperative will redeem stock held by a deceased stockholder under the following rules. The cooperative will not redeem any Preferred Stock from living stockholders during a fiscal year until after the cooperative has redeemed all of the stock that was on the estate lists described in paragraphs A and B at the beginning of that fiscal year.

A. Individual members. When the executor or other family representative of a deceased individual member applies to the cooperative for redemption of the decedent's stock, the decedent's name and the amount of all classes of stock owned by the decedent will be placed on the individual estate list. An application for redemption can be in any written form so long as it specifies to whom the redemption proceeds should be paid and explains that person's right to receive the money. Payment will be made to the decedent's estate, if one is opened. If an estate is not opened, the cooperative may require that each person receiving redemption proceeds agree to hold the cooperative harmless from any liability resulting from such payment.

B. Organizational members. If an organizational member makes the election described in Part C, then a deceased beneficial owner's name and the amount of all classes of Preferred Stock attributable to the decedent will be placed on the organizational estate list when the cooperative receives an application for redemption. All redemption proceeds will be paid to the organizational member. The stock owned by organizational members will not be redeemed as a result of the death of its equity holders or the dissolution of the organization.

C. Order of payment. The cooperative will maintain an individual estate list and an organizational estate list. These lists will be maintained in the order in which the decedents died. The equity on the individual estate list will be redeemed first, followed by the equity on the organizational estate list. The equity on each list will be redeemed in the order in which the names are listed.

3.8 Redemption of small equity accounts. The board may decide to redeem all of the equity held by a member who owns less than $100 of Preferred Stock and does not own a share of Common Stock.

3.9 Redemption of Classes A and B Preferred Stock. The remaining cash available for redemptions will be used to redeem Classes A and B Preferred Stock until all of this stock has been redeemed. This cash will first be divided into two segments. These segments will be in proportion to the ratio of the Class A and Class B Preferred Stock outstanding as of August 31, 2001, after being adjusted for the 2001 merger and patronage refunds for the 2001 fiscal year. The Class A Preferred Stock segment will be used to redeem the oldest outstanding year or portion of a year of Class A

Preferred Stock. The Class B Preferred Stock segment will be used to redeem the oldest outstanding year or portion of a year of Class B Preferred Stock.

3.10 Redemption of Classes C and D Preferred Stock. After all of the Classes A and B Preferred Stock have been redeemed, the remaining cash available for redemptions will be used to redeem Classes C and D Preferred Stock. This cash will first be divided into two segments based on the board=s determination of the portion of the cash attributable to the redemption of the cooperative=s investment in regional cooperatives. The regional redemption segment will be used to redeem the oldest outstanding year or portion of a year of Class D Preferred Stock. The remaining cash will be used to redeem the oldest outstanding year or portion of a year of Class C Preferred Stock.

Part C: Organizational Members

3.11 Look through election. An organizational member having nine or fewer beneficial owners may elect to have its Preferred Stock redeemed as if that stock was owned by the beneficial owners of the organizational member. An organizational member makes a look through election by applying for redemption under section 3.7 or 3.12, and certifying the percentage ownership of each of its beneficial owners at the time of the death of the owner or termination of existence of the organization.

3.12 Transfer following termination. The Preferred Stock owned by an electing organizational member will be transferred into the names of its beneficial owners following the termination of the existence of the organizational member.

4. Miscellaneous

4.1 Written instruments. The board may authorize any representative of the cooperative to execute a written contract on behalf of the cooperative, and this authorization may be general or confined to specific instances. If the board does not specify who is to sign a contract on behalf of the cooperative, then a written contract made by the cooperative will be executed by the president or the vice president. All deeds, mortgages, and other instruments concerning real estate will be executed by any two of the officers. The cooperative will not have a corporate seal.

4.2 Loans. The board will have the exclusive authority to borrow money on behalf of the cooperative. The board may delegate to the general manager or any officer the authority to draw on an existing line of credit.

4.3 Grain market risk management. The general manager will be responsible for the cooperative following appropriate risk management practices. The board will from time to time establish the acceptable level of grain market risks under then current market conditions. The cooperative will maintain a commodities brokerage account with one or more brokers as specified in a resolution of the board. The general manager and those employees designated by the general

manager are authorized to make trades on these accounts. One confirmation copy will be sent to the cooperative offices, and one confirmation copy will be sent to a director specified by the board at his home.

4.4 Amendments.

A. By the board. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by a vote of three-fourths of the directors then serving at any regular or special meeting of the board.

B. By the members. Any two voting members may make a motion to amend these Bylaws by filing a motion to change these bylaws with the secretary or general manager at least 21 days before the member meeting at which the motion is to be considered. The cooperative will include a copy of the motion with the notice of the meeting. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by a vote of three-fourths of the voting members present or represented at the member meeting.

4.5 Fiscal year. The fiscal year of the cooperative will end on August 31 each year.

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